Exhibit 99.3
Pharvaris N.V.
Unaudited Condensed Consolidated Interim Financial Statements
As of and for the three and six months ended June 30, 2022

Unaudited condensed consolidated statements of profit or loss and other comprehensive income or loss

		Three months ended June 30		Six months ended June 30
		2022	2021	2022	2021

	Notes	€	€	€	€
Research and development expenses	3	(13,721,637)	(8,060,599)	(27,236,126)	(16,132,053)
General and administrative expenses	4	(7,660,133)	(4,664,726)	(13,525,138)	(8,436,415)

Total operating expenses		(21,381,770)	(12,725,325)	(40,761,264)	(24,568,468)

Finance income/(expense)	6	11,501,804	(2,474,483)	14,892,983	3,344,373

Loss before income tax		(9,879,966)	(15,199,808)	(25,868,281)	(21,224,095)

Income taxes	7	(2,741,102)	(2,965)	(2,779,817)	(21,554)

Loss for the period		(12,621,068)	(15,202,773)	(28,648,098)	(21,245,649)

Other comprehensive income/(Loss)
Exchange gains arising on translation of foreign operations		(89,091)	426	(80,411)	1,675

Total comprehensive loss attributable to:
Equity holders of the Company		(12,710,159)	(15,202,347)	(28,728,509)	(21,243,974)

Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.38)	(0.46)	(0.86)	(0.77)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of financial position

		June 30, 2022	December 31, 2021
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	141,846	108,099
Right of use assets	9	210,714	243,250
Current assets
Deferred tax assets	7	99,852	172,052
Receivables	10	331,928	700,079
Other current assets	11	4,575,567	1,513,452
Cash and cash equivalents	12	201,383,087	209,353,132

Total assets		206,742,994	212,090,064

Equity and liabilities
Equity
Share capital	13	4,051,916	3,978,226
Share premium		288,100,008	278,742,900
Other reserves		14,713,625	9,774,416
Currency translation reserve		(54,483)	25,928
Accumulated loss		(116,237,411)	(87,568,401)

Total equity		190,573,655	204,953,069

Long term liabilities
Non-current lease liability	9	102,093	150,752
Current liabilities
Trade and other payables	14	4,168,955	2,490,572
Accrued liabilities	15	8,981,038	4,270,082
Current lease liability	9	110,772	99,432
Current tax liability		2,806,481	126,157

Total liabilities		16,169,339	7,136,995

Total equity and liabilities		206,742,994	212,090,064

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of changes in equity
For the six months ended June 30, 2022 and June 30, 2021

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Net loss		—	—	—	—	(21,245,649)	(21,245,649)
Increase in par value	13	2,592,621	(2,592,621)	—	—	—	—
Issue of share capital	13	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	1,675	—	1,675
Shares issued upon exercise of RSUs	18	1,709	—	(35,161)	—	(231,803)	(265,255)
Share-based payments	18	—	—	3,869,348	—	—	3,869,348
Shares issued upon exercise of options	18	4,080	133,360	(56,520)	—	—	80,920

Balance at June 30, 2021		3,975,432	278,435,529	5,757,542	(2,690)	(65,937,406)	222,228,407

Balance at January 1, 2022		3,978,226	278,742,900	9,774,416	25,928	(87,568,401)	204,953,069
Net loss		—	—	—	—	(28,648,098)	(28,648,098)
Issue of share capital	13	70,572	9,464,901	—	—	—	9,535,473
Transaction costs on issue of shares		—	(307,710)	—	—	—	(307,710)
Currency translation reserve		—	—	—	(80,411)	—	(80,411)
Share-based payments	18	—	—	5,089,777	—	—	5,089,777
Settlement of share-based payments		3,118	199,917	(150,568)	—	(20,912)	31,555

Balance at June 30, 2022		4,051,916	288,100,008	14,713,625	(54,483)	(116,237,411)	190,573,655

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of cash flows
For the six months ended June 30,

		2022	2021
	Notes	€	€
Operating activities
Loss before tax		(25,868,281)	(21,224,095)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	5,089,777	3,869,348
Depreciation expense	4	68,195	15,048
Net foreign exchange (gain)/loss	6	(14,971,998)	(3,503,986)
Finance costs	6	79,016	159,613
Changes in working capital:
Decrease/(Increase) in receivables		368,151	(143,187)
(Increase) in other current assets		(2,563,219)	(3,919,580)
Increase in trade and other payables		1,678,383	2,367,811
Increase in accrued liabilities		4,609,866	481,628
Paid interest		(58,463)	(134,418)
Income taxes paid		—	(27,095)

Net cash flows used in operating activities		(31,568,574)	(22,058,913)

Investing activities
Purchase of property, plant and equipment	8	(49,739)	(33,554)

Net cash flows used in investing activities		(49,739)	(33,554)

Financing activities
Proceeds from issue of shares	13	9,587,940	157,236,819
Transaction costs		(727,308)	(12,925,547)
Decrease in financial liability		(37,319)	(5,012)

Net cash flows provided by financing activities		8,823,313	144,306,260

Net increase (decrease) in cash and cash equivalents		(22,794,999)	122,213,793
Cash and cash equivalents at the beginning of the period		209,353,132	98,628,871
Effect of exchange rate changes		14,824,955	3,475,076

Cash and cash equivalents at the end of the period	12	201,383,087	224,317,740

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements
1. Corporate and Group information
This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.
1.1 Corporate information
Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.
The address of its registered office is J.H. Oortweg 21, Leiden. The Company’s registered office is located at J.H. Oortweg 21, Leiden. It has been registered at the Chamber of Commerce under file number 64239411.
Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.
The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of June 30, 2022 and December 31, 2021, and for the three and six months ended June 30, 2022 and 2021 were authorized for issue in accordance with a resolution of the directors on

September 12
, 2022.
1.2 Group information
Subsidiaries
The unaudited condensed consolidated interim financial statements of the Group include:

	Legal seat	Country of incorporation	% of equity interest as June 30,
Name			2022	2021
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
The ultimate parent company
The ultimate parent company of the Group is Pharvaris N.V.
2. Summary of significant accounting policies
2.1 Basis of preparation
The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2021 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.
However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.
Revision of prior period loss per share
In the period ended June 30, 2022, the Company determined that it had incorrectly computed the weighted average number of ordinary shares outstanding used as denominator in calculating its basic and diluted loss per share in previously issued interim financial statements. This error had no impact to the Company’s operating expenses, or loss for the period, and had no impact to the Company’s consolidated statements of financial position, consolidated statements of changes in equity or consolidated statements of cash flows.
The Company assessed the materiality of these errors on the previously issued condensed consolidated interim financial statements and concluded that the errors were not material to any period presented. The impact of the revision of the previously issued interim financial statements is as follows:
As reported vs revised ‘weighted average number of shares’:

	As reported weighted average number of shares (Quarterly)	As reported weighted average number of shares (YTD)	Revision of weighted average number of shares (Quarterly)	Revision of weighted average number of shares (YTD)
Q1 2021	9,104,630	9,104,630	22,104,888	22,104,888
Q2 2021	16,154,350	16,154,350	33,126,351	27,646,066
Q3 2021	23,282,105	23,282,105	33,128,593	29,493,657
Q1 2022	33,135,821	33,135,821	33,151,892	33,151,892
As reported vs revised ‘basic and diluted loss per share’:

	As reported basic and diluted loss per share (Quarterly)	As reported basic and diluted loss per share (YTD)	Revision of basic and diluted loss per share (Quarterly)	Revision of basic and diluted loss per share (YTD)
Q1 2021	(0.66)	(0.66)	(0.27)	(0.27)
Q2 2021	(0.94)	(1.32)	(0.46)	(0.77)
Q3 2021	(0.39)	(1.31)	(0.28)	(1.03)
Q1 2022	(0.48)	(0.48)	(0.48)	(0.48)
2.2 Going concern
Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs and has no revenues to date (as is typical in the biotech industry for development stage and early commercial stage companies). As such, Pharvaris anticipates on-going
negative operating cash flows for several years before the company has a product candidate ready for commercialization, if at all. This makes the Group dependent on external capital sources, debt capital and equity capital. The Group is currently fully financed by equity capital.
As of June 30, 2022 and December 31, 2021 the Group had cash of €201.4 million and €209.4 million, respectively. The Group incurred net losses of €28.6 million in the six months ended June 30, 2022 and €21.2 million in the same period in 2021 and negative operating cash flows of €31.6 million and €22.1 million in the six months ended June 30, 2022 and the six months ended June 30, 2021 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financing to fund its research and development expenses, general and administrative expenses and financing costs. The Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of these unaudited condensed consolidated interim financial statements. Accordingly, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.
The future viability of the Group is dependent on its ability to raise additional capital to finance its operations. The Group will need to finance its operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although the Group has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Group, if at all. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations.
Impact of
COVID-19
The Group has taken steps to identify and mitigate the adverse effects and risks to it as a result of the pandemic. The Group has modified its business practices, including implementing work from home arrangements for employees able to perform their duties remotely and practicing safe social distancing in our operations. The Group expects to continue to take actions as may be required or recommended by government authorities or in the best interests of its employees and business partners. While the impact of
COVID-19
on the Group’s operations and financial performance has so far been limited, the extent to which
COVID-19
may impact its financial condition or results of operations in the future is uncertain. For instance, the ongoing spread of variants of the
COVID-19
virus may continue to interrupt, or delay, the Group’s clinical trial activities, regulatory reviews, manufacturing activities and supply chain.
The
COVID-19
outbreak delayed, and may continue to delay, enrollment in the Group’s clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. In addition, even with the Group’s distributed operations, employee vaccinations and its observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could affect the Group’s operations.
Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates. The spread of an infectious disease, including
COVID-19
may also result in the inability of the Group’s suppliers to deliver components or raw materials, and the inability of the Group’s CDMOs to provide supplies of our product candidates for the Group’s planned clinical trials, on a timely basis or at all. Further, an infectious disease. including
COVID-19
may also impact the ability of the Group’s CROs, including nonclinical CROs, to provide services to support the Group’s clinical program. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in the Group’s clinical trials, any of which could materially affect the Group’s business, financial condition and results of operations.
The extent to which the
COVID-19
pandemic impacts the Group’s business will depend on future developments, which are uncertain and cannot be predicted, including amongst other things, new information which may emerge concerning the severity of the
COVID-19
pandemic and the actions to contain
COVID-19
or treat its impact, including among other things the effectiveness and outreach of
COVID-19
vaccines. If the Group is unable to meet its milestones it might jeopardize our funding opportunities.
2.3 Use of judgements and estimates
In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.
2.4 Change in significant accounting policies
The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2021.
3. Research and development expenses

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
	€	€	€	€
Personnel expenses (Note 5)	(3,061,036)	(1,759,669)	(5,590,207)	(3,768,165)
Clinical expenses	(7,175,545)	(3,496,223)	(13,741,610)	(6,761,928)
Nonclinical expenses	(1,016,793)	(1,181,660)	(1,832,918)	(2,143,713)
Manufacturing costs	(2,419,143)	(1,601,980)	(5,883,668)	(2,920,172)
License costs	—	—	—	(500,000)
Intellectual Property costs	(49,120)	(21,067)	(187,723)	(38,075)

	(13,721,637)	(8,060,599)	(27,236,126)	(16,132,053)

Development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive income because the recognition criteria for capitalization are not met.
Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.
Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.
Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities
License costs during the period ended June 30, 2021 consist of a milestone payment of €500,000 which was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
	€	€	€	€
Personnel expenses (Note 5)	(3,825,151)	(1,795,721)	(6,270,034)	(3,036,786)
Consulting fees	(254,899)	(161,559)	(432,811)	(390,872)
Professional fees	(911,170)	(324,793)	(1,795,170)	(1,132,706)
Accounting, tax and auditing fees	(290,159)	(648,626)	(594,657)	(1,086,756)
Facilities, communication & office expenses	(1,618,732)	(1,510,566)	(3,246,830)	(2,462,147)
Travel expenses	(260,446)	(2,563)	(404,200)	(3,357)
Other expenses	(499,576)	(220,898)	(781,436)	(323,791)

	(7,660,133)	(4,664,726)	(13,525,138)	(8,436,415)

In 2021 the Group entered into a number of lease arrangements, which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable
period).
Depreciation expense in the six months of 2022 was €68,195 (2021: €15,048), which related to property, plant and equipment and leases and is included in the ‘Other expenses’ line. For the second quarter of 2022 a total of €35,345 (2021: €11,987) depreciation charge was included in ‘Other expenses’.
5. Personnel expenses

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
	€	€	€	€
Wages and salaries	(3,279,593)	(1,606,969)	(5,845,176)	(2,618,645)
Pension charges	(177,185)	(51,327)	(355,729)	(81,289)
Other social security charges	(286,570)	(124,356)	(569,559)	(235,669)
Share-based payments	(3,142,839)	(1,772,738)	(5,089,777)	(3,869,348)

	(6,886,187)	(3,555,390)	(11,860,241)	(6,804,951)

The average number of staff (in FTEs) employed by the Group in the six months ended June 30, 2022 was 47 (2021: 17).
6. Finance income/(expense)

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
	€	€	€	€
Foreign exchange differences	11,535,811	(2,401,910)	14,971,998	3,503,986
Interest expenses over bank balances	(33,457)	(69,552)	(78,517)	(151,764)
Other finance expenses	(550)	(3,021)	(499)	(7,849)

	11,501,804	(2,474,483)	14,892,983	3,344,373

7. Income taxes
Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full year basis and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

	For the three months ended June 30		For the six months ended June 30

	2022	2021	2022	2021

	€	€	€	€
Income tax expense	(2,741,102)	(2,965)	(2,779,817)	(21,554)

	(2,741,102)	(2,965)	(2,779,817)	(21,554)

The total tax expenses over the six months ended June 30, 2022 principally
relates to the Dutch fiscal unity in the Netherlands, which reported an estimated tax expense of €2.7 million
during the period. During the period, the Dutch fiscal unity reported a taxable income of approximately €17.4 million
which was mainly driven by foreign exchange gains. Of the total taxable income, an amount of
€
7.0

million
was set off by the utilization of the accumulated losses carried forward (which were previously not recognized), resulting in a net taxable profit of €10.4 million
.
Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended June 30		For the six months ended June 30

	2022	2021	2022	2021

	€	€	€	€
Income/(loss) before tax	(9,879,966)	(15,199,807)	(25,868,281)	(21,224,095)
Income tax at statutory income tax rate in The Netherlands (25.8%)	2,549,031	3,799,952	6,674,016	5,306,024
Effect of tax rates in other countries	(3,211,414)	(1,160,468)	(6,017,458)	(3,171,956)
Temporary differences for which no deferred tax assets/liabilities have been recognized	—	(184,629)	—	(162,580)
Nondeductible expenses	(84,694)	(96,125)	(190,060)	(587)
Current period losses for which no deferred tax asset has been recognized	(1,994,025)	(2,361,695)	(3,246,315)	(1,992,455)

Income tax expense	(2,741,102)	(2,965)	(2,779,817)	(21,554)
Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete
and discrete items. Non-discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized for the applicable statutory tax rate.
The (estimated) average annual tax rate used for the six months ended June 30, 2022 is
10.7
%
compared to

0.1
%
for the six months ended June 30, 2021. The estimated effective tax rate includes significant discrete tax effects relating to the tax impact (after utilization of DTAs previously not recognized) on foreign exchange gains. As foreign exchange results cannot be reliably forecasted, the effective tax rate at year end may deviate from the currently reflected estimated effective tax rate.
The Current
period
losses for which no deferred tax asset has been recognized consists of the expense related to the losses in Switzerland, offset by the benefit from the utilization of previously unrecognized losses carried forward in the Netherlands.

The differences in the overseas tax rates are due to the lower tax rate in Switzerland and the higher tax rate in the USA compared to the statutory income tax rate in the Netherlands.
Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.
Deferred tax
Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized.
Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have neither been recognized in the unaudited condensed consolidated statement of profit or loss and other comprehensive income nor in the unaudited condensed consolidated statement of financial position.
8. Property, plant and equipment

	Notes	Office equipment

		€
Balance at January 1, 2022		108,099
Additions		49,739
Depreciation expense	4	(15,992)

Balance at June 30, 2022		141,846

Balance at June 30, 2022
Cost		184,443
Accumulated depreciation		(42,597)

Net book amount		141,846

During the six months ended June 30, 2022, the Group acquired assets with a cost of €49,739 (December 31, 2021: €78,251). The acquisitions during the six months ended June 30, 2022 and the year ended December 31, 2021 were related to equipment, tools and installations.
9. Leases
The following table provides information about the Group’s
right-of-use
assets:

	June 30, 2022	December 31, 2021

	€	€
Balance at January 1	243,250	—
Addition	—	301,965
Depreciation charges	(52,203)	(58,715)
Impact of transaction of foreign currency	19,667	—

Balance at June 30, 2021	210,714	243,250

The following table provides information about the Group’s lease liabilities:

	June 30, 2022	December 31, 2021

	€	€
Office lease	(212,865)	(250,184)
Total lease liability	(212,865)	(250,184)
Current portion	(110,772)	(99,432)
Non-current portion	(102,093)	(150,752)

The lease agreement started on June 1, 2021 and has a lease term of three years. The average incremental borrowing rate applied to the lease liabilities was 3.12% during the six months ended June 30, 2022 (
2021
:
1.5
%).
Cash
outflows
related to leases during the six months ended June 30, 2022 and 2021 were €38,428 and €5,012, respectively.
10. Receivables

	June 30, 2022	December 31, 2021

	€	€
Trade Receivables	7,920	8,451
VAT receivables	324,008	691,628

	331,928	700,079

11. Other current assets

	June 30, 2022	December 31, 2021

	€	€
Prepayments	3,991,672	1,507,753
Other assets	583,895	5,699

	4,575,567	1,513,452

Prepayments mainly relate to prepaid insurance,
sign-on
bonus to personnel, prepaid R&D expenses and rent.
Other assets mainly consist of deferred transaction costs related to Group’s in-process
equity financing (refer to note 13). The company defers the transaction costs related to any in-process
financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.
12. Cash and cash equivalents
Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.
13. Equity
On June 30, 2022, the Company’s authorized share capital amounted to €14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of €0.12. As at June 30, 2022, a total number of ordinary shares issued was 33,765,967 (2021: 33,151,881). On June 30, 2022, the issued share capital totaled to €4,051,916 (2021: €3,975,432
).

In March 2022, the Company filed a Form
F-3
Registration Statement and prospectus with the Securities and Exchange Commission relating to an at-the-market
program providing for the sales from time to time of up to $75,000,000 of its ordinary shares pursuant to a Sales Agreement with SVB
Securities
LLC. During the six months ended June 30, 2022, the Company sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504 (€9.2 million
), after deducting $299,954 (€308,000), which was payable to SVB
Securities
as commission in respect of such sales.
On February 5, 2021, the Company became public by listing its ordinary shares on the Nasdaq Stock Exchange. On the same date all Preferred shares A, Preferred shares B and Preferred shares C were automatically converted to ordinary shares and 9,511,075 ordinary shares were issued. Together with the issuance of the ordinary shares, the par value of each ordinary share was increased from €0.01 to €0.12.
Ordinary shares hold the right to one vote per share.
Issued shares

	June 30, 2022	December 31, 2021
	Number of shares	Number of shares
Ordinary shares	33,765,967	33,151,881

	33,765,967	33,151,881

14. Trade and other payables

	June 30, 2022	December 31, 2021
	€	€
Trade payables	3,681,792	2,125,511
Tax and social security liabilities	487,163	365,061

	4,168,955	2,490,572

15. Accrued liabilities

	June 30, 2022	December 31, 2021
	€	€
Consulting, professional and audit liability	1,002,291	786,116
Clinical accrued liabilities	1,405,000	386,328
Manufacturing accrued liabilities	4,487,910	1,231,514
Pre-clinical accrued liabilities	99,000	398,468
Personnel related accruals	1,941,900	1,459,162
Other accrued liabilities	44,937	8,494

	8,981,038	4,270,082

16. Risk management activities
The Group’s risk management activities are the same as disclosed in note 17 of the consolidated financial statements for the year ended December 31, 2021.
17. Fair values
Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
18. Share-based payments
In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).
Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the six months ended June 30, 2022

	Stock Options		RSUs

	Outstanding options	Weighted average exercise price	Outstanding RSUs

Outstanding January 1, 2022	2,470,295	€9.18	259,714
Granted	742,500	€16.12	345,196
Exercised	(22,045)	€2.38	(5,190)
Forfeited	—	—	(903)

Outstanding June 30, 2022	3,190,750	€10.84	598,817

On January 1, 2022, a total of 70,000 stock options were granted to members of the Board of Directors with an exercise price of $14.39 per share with a final exercise date of December 31, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on December 31, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested
,
or the option holders’ continuous service terminates.
On April 1, 2022, a total of 552,500 stock options were granted to members of the Board of Directors and key management with an exercise price of $18.14 per share with a final exercise date of March 31, 2032 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on March 31, 2023 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested
,
or the option holders’ continuous service terminates.
On June 1, 2022, a total of 120,000 stock options were granted to members of
key management with an exercise price of $17.98 per share with a final exercise date of May 31, 2032 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on May 31, 2023 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested
,
or the option holders’ continuous service terminates.

During the six months ended June 30, 2022 a total of 345,196 RSUs were granted to employees that joined the Group in the same period and existing employees. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.
The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates were January 1, 2022, February 1, 2022, March 1, 2022, April 1, 2022, May 1, 2022 and June 1, 2022. The share closing price was $16.41, $17.00, $18.47, $18.14, $17.10, and $17.98 at January 3, 2022, February 1, 2022, March 1, 2022, April 1, 2022, May 2, 2022 and June 1, 2022, respectively.
For the six months ended June 30, 2022, the Group recognized €5,089,777 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (six months ended June 30, 2021: €3,869,347). For the three months ended June 30, 2022, the Group recognized €3,142,839 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (three months ended June 30: €1,772,738).
As of June 30, 2022, a total number of 1,287,099 stock options are exercisable (June 30, 2021: 337,667).
The inputs and outputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	June 1, 2022	April 1, 2022	January 1, 2022

Number of options	120,000	552,500	70,000
Fair value of the options	€11.83	€11.50	€9.10
Fair value of the ordinary shares	€16.78	€16.41	€12.67
Exercise price	€16.78	€16.41	€12.67
Expected volatility (%)	80%	80%	85%
Expected life (years)	6.1	6.1	6.1
Risk-free interest rate (%)	3.0%	2.6%	1.4%
Expected dividend yield	—	—	—
Expected volatility is based on an evaluation of the historical volatilities of comparable listed biotech-companies over the most recent historical period that commensurate with the expected option life. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on US Government bonds, with tenure equal to the expected life. The expected dividend yield is zero considering the stage of the Group.
19. Basic and diluted loss per share
Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three and six months ended June 30, 2022 and June 30, 2021.
All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended June 30,		For the six months ended June 30,

	2022	2021 (*)	2022	2021 (*)

	€	€	€	€
Loss attributable to equity holders of the Company	(12,710,159)	(15,202,347)	(28,728,509)	(21,243,974)
Weighted average number of ordinary shares outstanding	33,582,171	33,126,351	33,368,220	27,646,066
Basic and diluted loss per share	(0.38)	(0.46)	(0.86)	(0.77)
(*) This has been revised. Refer to Note 2.1.
20. Commitments and Contingencies
Claims
There are no material claims known to management related to the activities of the Group.
Commitments
The Group’s contractual obligations and commitments as of June 30, 2022 amounted to €16 million, (December 31, 2021: €19.5 million) primarily related to research and development commitments.
The Group had no contingent liabilities and no contingent assets as at June 30, 2022 and at June 30, 2021, respectively.
21. Related parties
Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.
Key management personnel compensation

	For the three months ended June 30,		For the six months ended June 30,

	2022	2021	2022	2021

	€	€	€	€
Short term employee benefits	771,241	894,878	1,520,406	1,436,106
Post employee benefits	33,177	6,622	78,559	22,099
Share-based payments	954,796	825,074	2,175,098	2,122,736

Total	1,759,214	1,726,574	3,774,063	3,580,941

A total number of 445,000 stock options and 14,216 RSUs are granted to key management during the six months ended June 30, 2022. Refer to note 18 for disclosures on the share-based payments.
The Group engages several management entities for the purpose of providing key management services to the Group. The aggregate value of transactions related to key management personnel, or entities which they control were €538,744 and €974,125 in the six months ended June 30, 2022 and 2021, respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per June 30, 2022 and December 31, 2021 were €417,760 and €1,157,029, respectively.
22. Events after the reporting period
On August 22, 2022, the Company announced that the U.S. Food and Drug Administration (the “FDA”)
had
verbally informed it that, based on its review of nonclinical data, the agency is placing a clinical hold on the clinical trials of PHA121 in the United States (the “clinical hold”). The FDA indicated it will provide a formal clinical hold letter to Pharvaris within approximately 30 days following the verbal notice.
On September 12, 2022, the Company announced that it has received formal clinical hold letters from the FDA. The FDA requested that the Company conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. The letters stated that the nonclinical observations are unlikely due to B2 receptor antagonism, the primary mechanism of action of PHA121. The Company plans to request a Type A meeting with the FDA to discuss on-demand and prophylactic proposals to address the clinical holds. In the RAPIDe-1 study, subsequent to the clinical hold in the U.S., the Company continues to evaluate PHVS416 for HAE attacks in patients enrolled outside the U.S. Given the current dataset of evaluable attacks, the Company anticipates announcing top-line data for the RAPIDe-1 study in the fourth quarter of 2022. The Company is working with country-specific regulatory authorities regarding the ongoing CHAPTER-1 Phase 2 study of PHVS416 for the prophylactic treatment of HAE attacks. The Company has notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical hold. When the Company has more clarity regarding the impact of the U.S. clinical hold and additional feedback from global regulatory authorities, the Company will provide guidance on the timing of announcing top-line data for the CHAPTER-1 trial.

Signatories to the unaudited condensed consolidated interim financial statements
Leiden, September 12, 2022
Pharvaris N.V.
Board of Directors

B.A.E. Modig	A.M. de Jonge Schuermans

E. Björk	R.H. Glassman

D.P. Meeker	J.G.C.P. Schikan

V. Monges